Exhibit 99.36

MANAGEMENT DISCUSSION AND ANALYSIS
for the nine months ended December 31, 2010

The following Management Discussion and Analysis (“MD&A”) for Timmins Gold Corp. (“Timmins” or the “Company”) is prepared as of March 1, 2011, and should be read in conjunction with the unaudited consolidated financial statements (“Financial Statements”) and related notes for the three and nine months period ended December 31, 2010 and the comparative periods ended December 31, 2009. These financial statements and related notes have been prepared in accordance with Canadian generally accepted accounting principles. Refer to Note 2 of the March 31, 2010 and 2009 audited consolidated financial statements for disclosure of the Company’s significant accounting policies. All currency in this MD&A, unless otherwise indicated, in is Canadian dollars. The Company’s AIF and the risks and uncertainties discussed therein, and the Company’s MD&A for prior periods are on SEDAR at www.sedar.com and on the Company’s website at www.timminsgold.com.

Forward-Looking Statements

This MD&A contains forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet such expectations of management. For a thorough discussion of the risks and uncertainties affecting the Company, we refer you to the Annual Information Form (available on Sedar at www.sedar.com). All statements in this MD&A, other than statements of historical fact, that address production expectations, exploration drilling, development activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include changes in metals prices which are historically volatile, operating and exploration successes, cost of gold and silver production including changes in or the availability of supplies and consumables, the recovery of gold and silver from the leach pads, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.

Qualified Person

Pursuant to National Instrument 43-101, Lawrence A. Dick, Phd, P.Geo is the Qualified Person (“QP”) responsible for the technical disclosure in this MD&A.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2010
Containing information as at March 1, 2011

Page 2

Company Overview and Overall Performance

The Company is a gold mining and exploration company engaged in the acquisition, exploration, mine development and the mining and extraction of precious metals, primarily gold. The Company’s primary asset and only material mineral property is the San Francisco property located in Sonora, Mexico, which includes the Company’s only operating mine, (the “Mine”). The Company attained commercial production at the Mine on April 1, 2010, and the ramp-up to full production is proceeding as planned. The Company plans to attain full production at a quarterly rate of 25,000 ounces of gold beginning in July, 2011.

The Company has a corporate office in Vancouver, B.C. and an administrative office in Hermosillo, Sonora, Mexico. The Company also has a field office in Magdalena, Sonora, and an operations office at the Mine. The Mine is the Company’s principal and only material mineral property for purposes of NI 43-101. On November 30, 2010, Micon International Limited of Toronto (“Micon”) produced an independent technical report on the Mine entitled NI 43-101 F1 Technical Report – Updated Resources and Reserves and Mine Plan for the San Francisco Gold Mine, Sonora, Mexico (the “Technical Report”). The Technical Report concluded that the Mine and property merit further exploration and supports the Company’s proposed exploration plans.

San Francisco Gold Mine

In November 2010, following a step out drill program, we announced a significant increase in our resource estimates for the Mine. The new resource estimates are illustrated in the table below. The updated mineral resource estimates were completed by Mr. William Lewis, B.Sc. P.Geo and Ing. Alan San Martin, MAusIMM of Micon and were published in the Technical Report. The mineral resource estimates were based on a gold price of US$1,100 per ounce and a 0.131 g/t gold cutoff grade, and utilize all drill results available at August 31, 2010.

	Resources	Ore Grade	Contained
Resource Classification	(000 t)	(g/t)	Gold (oz)
Measured Mineral Resource	19,089	0.797	489,000
Indicated Mineral Resource	23,044	0.658	495,000
Total	42,531	0.720	984,000

Inferred Mineral Resource	10,308	0.628	208,000

We also announced a significant increase in our reserve estimate for the Mine, as shown in the table below. This revised reserve estimate constitutes a 28% increase in contained gold from the previous estimate. The updated mineral reserve estimates were completed by Mr. Mani Verma, M.Eng, P.Eng, of Micon and were published in the Technical Report. The mineral reserves were based on a gold price of US$900 per ounce, a 0.16 g/t gold cutoff grade and a weighted average recovery of 70%. In addition to the tonnages presented below, total waste rock within the final pit outline is estimated at 95.34 million tonnes. The reserve includes a dilution factor of 12% according to the type of mineralization and the size of the blocks modeled.

	Reserves	Ore Grade	Contained Gold
Reserve Classification	(000 t)	(g/t)	(oz)
Proven	17,194	0.756	418,000
Probable	17,738	0.635	362,000
Total	34,932	0.695	780,000

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2010
Containing information as at March 1, 2011

Page 3

During the three months period ended December 31, 2010, the Company spent approximately $1 million on exploration at and around the Mine as a part of an ongoing drill program to aggressively continue expanding the reserves. The Company is currently reviewing an $8 million dollar exploration budget for the next six months. The budget has plans for over 100,000 meters of reverse circulation and core drilling.

Regional exploration on our 70,000 hectare land package in and around the Mine is also being undertaken. Drill results to date indicate that the zone of mineralization extends to the west, northwest and southeast of the currently defined resource and remains open along strike in each direction and at depth. Regional exploration on our 70,000 hectare land holdings in and around the Mine is also being planned.

The Company intends to increase production at the Mine from 12,000 tonnes to 18,000 tonnes of ore per day to the heap leach pads by July, 2011 and based on the Technical Report expects to incur additional capital expenditures of approximately $11.2 million to facilitate such increased production. Based on the conclusions of the Technical Report, we expect that open pit mining will continue at the Mine until early 2016 and that our sustaining capital expenditure requirements will be approximately $10.6 million over that period, assuming we achieve production of 18,000 tonnes of ore per day to the heap leach pads.

The following table shows a summary of our projected operating costs over the expected life of the Mine (LOM), based on the conclusions of the Technical Report:

			LOM
	LOM	LOM	Average
	Total	Average	US$/oz
	US$ millions	US$/t	Au
Mining costs	159.8	4.79	297.68
Crushing costs	49.0	1.47	91.36
Leach costs	32.4	0.97	60.37
ADR costs	8.2	0.25	15.22
Metallurgy and Lab costs	2.4	0.07	4.53
General & Admin costs	10.7	0.32	19.88
Total cash operating cost	262.5	7.88	489.05

During this most recent quarter, the Company had capital expenditures of $1.0 million at the mine, with the majority of it expended on the new carbon columns as part of the ongoing plant expansion. A total of approximately $10 million will be expended during 2011 towards expansion of crushing capacity to 18,000 tonnes per day.

In January 2010, the Company completed a US$15.0 million gold loan financing that provided a portion of the funding required to complete the commissioning of the Mine. This loan is repayable in twelve monthly payments commencing at the beginning of September. Each monthly payment will be made in cash at an amount equal to 1,667 ounces of gold multiplied by the previous month end gold price. As of the date of this report, six payments with a cumulative total of US $13.7 million have been made. The Company has guaranteed the holders of the Gold Loan to receive a minimum payment over the term of the loan of US$18,375,000 ($18,275,775).This loan was secured by a first charge on the assets of the Mine. Additional funds necessary for the commissioning of the Mine were provided from our general working capital and the exercise of warrants and options in the period ended December 31, 2010.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2010
Containing information as at March 1, 2011

Page 4

Other Exploration Property Interests

To date, the Company’s focus has been on recommissioning the Mine and improving and optimizing the operations at the Mine. These efforts have delayed activity on the Company’s other property interests until 2011. The Company plans work at seven other gold and silver properties in Mexico, which remain in the early exploration and evaluation stage. These property interests are:

  Tim Claims (Zacatecas): 45,000 hectare land package contiguous to the Penasquito mine recently placed into production by Goldcorp;
  Norma and Patricia Claims (Sonora): 20,000 hectares west of the Mine with known mineralization occurrences;
  El Picacho Claims (Sonora): a group of claims encompassing over 3,500 hectare southwest of the Mine with high grade mineralization at surface;
  Cocula Claims (Jalisco): another claim package of 1,100 hectare with drill indicated mineralization near surface; and
  El Capomo Claims (Nayarit: 47,500): a grass roots project located near past and current producing properties;
  Quila Claims (Jalisco): option to acquire a 100% interest in a 12,000 hectare claim on the eastern section of Soltoro Ltd.’s 22,428 hectare Quila claim.
  San Onesimo: option to acquire a 100% interest in a 5,603 hectare area consisting of three mining concessions in the region of Mazapil-Concepcion del Oro mining districts.

We continued to maintain our property rights with respect to all of our property interests but did not undertake any significant activity on certain of them. Although we evaluate other opportunities as they are presented, our principal focus is to increase production at the Mine to full capacity and generate positive cash flows from operations.

Selected Annual Information

The following is a summary of the Company’s financial results for the Company’s three most recently completed financial years ended March 31:

	2010	2009	2008

Total revenues - interest	$14,613	$346,592	$143,512
Net loss	($8,615,920)	($3,414,781)	($5,333,772)
Basic and diluted loss per share	($0.08)	($0.05)	($0.10)
Total assets	$82,279,282	$52,844,859	$33,363,246
Total liabilities	$28,227,701	$11,572,740	$10,439,396
Dividends declared	Nil	Nil	Nil

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2010
Containing information as at March 1, 2011

Page 5

In all periods reported above, the Company did not have any operating mines. The total revenue figure therefore was interest received and the amount recognized was a direct reflection of the amount of cash the Company had throughout the year. The decrease in net loss from 2008 to 2009 was a result of lower property abandonment charges in 2009 compared to the prior year and a decrease in the stock based compensation expense. The increase in total assets from 2008 to 2009 primarily relates to the acquisition of equipment and capitalized start-up costs at the Mine. Total liabilities increased marginally between 2008 and 2009 as the Company re-estimated its asset retirement obligation at the Mine and its accounts payable and accrued liabilities increased as activities and staff at the Mine increased.

The net loss in 2010 was considerably higher than in 2009 because of the costs associated with obtaining debt financing required to restart the Mine and also because the Company decided to cease work on and abandon the Tequila property which decision necessitated a charge to earnings of $1.9 million of exploration expenditures previously capitalized. The increase in total assets in 2010 relates primarily to the increase in construction of additional heap leach pads, expansion of heap leach pad facilities and additional equipment acquisitions. Total liabilities increased in 2010 as a result of the completion of the gold loan.

Results of Operations

The Company’s activities during the third quarter commencing on October 1, 2010 focused on improving and optimizing the operations at the Mine. The Company continued to maintain its property rights with respect to all of the above mentioned property interests but it did not undertake any significant activity on them. During the past year, the majority of discretionary exploration spending was undertaken on land controlled by and in close proximity to the Mine. The Company continues with its successful efforts in expanding the resources at the Mine because it believes this is the most cost effective means of enhancing shareholder value.

The ramp-up to full production at the Mine proceeded and continues to proceed toward full production as planned. Full production at a rate of 25,000 ounces of gold per quarter is scheduled for July, 2011. All of the mining equipment, including three Komatsu shovels, one Caterpillar loader and sixteen 100 tonne Caterpillar trucks are on site for full scale open pit extraction of materials, including ore and waste, at a current average rate of 60,000 tonnes per day. Our targeted level of production is 18,000 tonnes of ore per day to the heap leach pads, and progress is being made on achieving this level of throughput; as is evident in the table below.

Currently, the crushing system at the Mine is fully operational and is being optimized to achieve a rate of 14,000 tonnes of ore per day to the heap leach pads. We plan to install an additional tertiary crusher and screen to increase throughput from14,000 tonnes per day to 18,000 tonnes per day. The installation of the new crusher and screen is scheduled for July, 2011. The crush size of the ore being stacked on the heap leach pads is 100% less than ½ inch. Preliminary indications from early production suggest that the targeted metallurgical recoveries of 70% should be attained.

The table below shows the production rates that have been achieved since the commencement of operations at the Mine.

	Fiscal	Quarter	Quarter	Quarter	Quarter
	2009	Ended	Ended	Ended	Ended
		March 31,	June	September	December
		2010	30, 2010	30, 2010	31, 2010
Total Material Mined (000’s of tonnes)	2,206	3,654	4,983	4,969	5,777
Ore to Leach (tonnes)	284,776	704,139	905,296	1,090,768	1,208,678
Ore Processed per Day (tonnes)	N/A	7,829	9,948	11,856	13,138
Ore Grade (g/t)	0.687	0.544	0.718	0.817	0.939
Au Sold (oz)	1,770	5,321	11,290	15,690	20,030

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2010
Containing information as at March 1, 2011

Page 6

For the nine month period ended December 31, 2010, we sold approximately 47,034 ounces of gold and 25,221 ounces of silver, realizing gross proceeds of approximately $62.6 million.

Operating costs at the Mine in terms of costs per tonne placed on leach pads is shown below.

In Canadian dollars	1Q 2011	2Q 2011	(a)	3Q 2011
Mining costs per tonne mined	$1.93	$1.73		$1.81
Mining costs per tonne leached	10.83	7.90		8.69
Processing and crushing costs per tonne leached	1.91	2.45		2.75
Administration costs per tonne leached	0.94	0.94		1.13
Other costs per tonne leached	0.04	0.07		0.07
Total costs per tonne leached	$13.71	$11.36		$12.64
Total cost per tonne leached	US$13.34	US$10.93		US$12.48

(a) See section “Restatement of September 30, 2010 interim financial statements” below

The average foreign exchange rate for the April to June 2010 quarter was US$ 1=$1.0276, for the July to September 2010 quarter was US$ 1=$1.0391, and for the October to December 2010 quarter was US$ 1=$1.0128 as per the Bank of Canada.

Operating costs at the mine in terms of costs per ounce sold are as follows.

In Canadian dollars	1Q 2011	2Q 2011 (a)	3Q 2011
Mining costs	$868	$549	$525
Processing costs	153	170	166
Administration costs	75	65	63
Selling and other costs	3	5	4
Inventory adjustment	(383)	(255)	(313)
Total costs per ounce sold	$716	$534	$445
Total cost per ounce sold (US $)	US$697	US$515	US$439

(a) See section “Restatement of September 30, 2010 interim financial statements” below

The table below reports on the performance of the Mine on a “stand-alone basis” and this presentation is not in accordance with generally accepted accounting principles and will not necessarily conform to the presentation in the Results of Operations and Comprehensive Income for the period ended December 31, 2010. This presentation has ignored certain foreign exchange adjustments on fixed assets and certain inter-company charges.

	3 months ended	9 months ended
(000’s of Canadian dollars)	Dec. 31, 2010	Dec. 31, 2010
Metal sales	$27,989	$62,644
Less:
Cost of goods sold	8,942	25,406
Depreciation and amortization	1,693	4,249
Other costs/ (income)	-6	-9
ARO	31	93
Mine net income	$17,329	$32,905

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2010
Containing information as at March 1, 2011

Page 7

On February 10, 2011 the Company filed a preliminary registration statement with the Securities and Exchange Commission (the “SEC”) in respect of its exchange offer to acquire all of the outstanding shares of common stock of Capital Gold Corporation (“Capital Gold”). Under the terms of the exchange offer, Capital Gold stockholders would receive 2.27 Timmins Gold common shares for each share of Capital Gold common stock.

The exchange offer has not yet commenced in the United States or in Canada and will not commence until the Company mails the related prospectus/offer to exchange and letter of transmittal to Capital Gold stockholders.

The Company has also filed a preliminary consent solicitation statement with the SEC pursuant to which the Company seeks to remove and replace Capital Gold’s current board of directors with independent directors, each of whom is unaffiliated with the Company. The Company has also filed a preliminary proxy statement with the SEC in connection with Capital Gold’s special meeting of stockholders scheduled for March 18, 2011. The preliminary proxy statement urges Capital Gold stockholders to oppose the sale of Capital Gold to Gammon Gold Inc. and asks Capital Gold stockholders to vote “AGAINST” all of Capital Gold’s proposals in connection with the Gammon transaction.

Summary of Quarterly Results

In nine months period ended December 31, 2010, the Company has reported commercial production results. The reader should be cautious in comparing the results of these quarters with the reported results from the comparative periods which were prior to commercial production.

The following is a summary of the Company’s unaudited financial results for the eight most recently completed quarters:

	Gold Sold	Gross	Net	Earnings
	(ounces) (1)	revenue	earnings/(loss)	(loss)
		(000’s) (2)	(000’s)	Basic and
				Diluted
Q3.2011	20,030	27,989	7,537	0.06/0.05
Q2.2011(3)	15,690	20,322	914	0.01/0.01
Q1.2011	11,289	14,332	(829)	(0.03)
Q4.2010	5,321	11	(5,456)	(0.04)
Q3.2010	1,773	2	(1,793)	(0.02)
Q2.2010	nil	nil	(562)	(0.01)
Q1.2010	nil	1	(804)	(0.01)
Q4.2009	nil	97	(643)	(0.00)

(1)	Gold sales may be adjusted in the current and prior quarter as final settlement for the dore bars occurs.

(2)	No revenue was recorded in Q4.2010 and Q3.2010 because revenue from sales was used to reduce the capitalized commissioning costs prior to commencement of commercial production

(3)	See “Restatement of September 30, 2010 interim financial statements” for further details.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2010
Containing information as at March 1, 2011

Page 8

Since beginning commercial production on April 1, 2010, spending at the Mine will be determined by the rate of mining and crushing of ore. Sales revenue, which will be used to fund such operational expenses, will reflect the metal recoveries achieved on the leach pads and the prevailing gold and silver prices. General and administrative spending is typically fairly stable from month to month. However, non-cash items, especially those relating to the expensing of stock options, the decision to write off exploration properties, movement in future income taxes and the valuation of the embedded derivative in the gold loan may cause some fluctuations in pre-tax income on a monthly or quarterly basis. General and administrative spending during the nine months period was generally in line with management’s expectations.

Restatement of September 30, 2010 interim financial statements

The September 30, 2010 figures have been restated to adjust for certain errors related to deferred stripping and future income tax liability. The restatement is summarized as follows:

	As at September 30, 2010
		As reported		As restated

Balance sheet
Inventory		$5,608,358		$7,354,898
Future income tax		3,797,900		8,264,975

	September 30, 2010
	As reported three	As restated	As reported	As restated six
	months ended	three month	six months	month ended
		ended	ended
Statement of operations
Cost of sales	$10,132,057	$8,385,517	$18,211,024	$16,464,484
Income tax expense	(153,859)	4,313,216	(257,023)	4,210,052
Net income and comprehensive income	3,634,855	914,320	2,806,204	85,669
Net income per share - basic and diluted	0.03	0.01	0.02	0.00

Three Month Comparison

The Company recorded net income of $7.5 million for the three months period ended December 31, 2010 or $0.06 ( $0.05 on a diluted basis) per share compared with a net loss of $1.8 million or $(0.02) per share for the same period in 2009.

The major items for the three months period ended December 31, 2010, compared to the three months period ended December 31, 2009, were:

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2010
Containing information as at March 1, 2011

Page 9

1)	Revenue: During the quarter, the Company produced and sold 20,030 ounces of gold and 10,699 ounces of silver and recognized revenue of $28 million. During the current quarter the Company realized an average gold price of US$ 1,365 per ounce and an average price for silver of US$ 27 per ounce compared to London Bullion Exchange average prices of US$1,367 per ounce and US$26 per ounce for gold and silver, respectively. During the third quarter of 2009 in the preoperative stage, the Company produced and sold 1,773 ounces of gold and 670 ounces of silver which had been recognized against the capitalized expenditures for the period.

2)	Cost of sales: During the current quarter, cost of sales was $8.9 million or $7.39 per tonne placed on leach pads. This equates to a cost of sales of $445 (US$439) per ounce of gold sold compared to $534 (US$515) per ounce of gold sold in the prior quarter. The quarter on quarter reduction in cost of sales was due largely to the increase in gold recoveries and hence sales, with operating costs remaining relatively stable. There was no gold production for the third quarter of 2009. Direct mine operating costs per tonne of ore placed on leach pads was $12.57 compared to $11.28 incurred during the third quarter of this fiscal year, and compared to $13.67 incurred during the first quarter.

3)	Depreciation and Amortization: During the current quarter, depreciation and depletion was $2.1 million with $ 1.7 million of that relating to the depreciation of mining assets and the amortization of the resource property at the Mine. For the comparable quarter of the prior year the depreciation and amortization change was only $16,321. The dramatic year over year increase relates to the fact that the Mine is now in commercial production and its assets, including all development and acquisition costs are being amortized.

4)	General and Administration: General and administration costs in this quarter totalled $0.7 million compared to general and administration costs of $1.5 million last year. These decrease was mainly a result of $0.5 million financing cost incurred in 2010 related to unfinalized financing arrangements.

5)	ARO: The accretion of reclamation liabilities increased from $17,711 in the three months period ended December 31, 2009 to $31,088 for same period 2010 as the Company increased the estimate of its closure obligations by $1 million resulting from the commencement of commercial operations.

6)	Other income: Other income in the three months period ended December 31, 2010 was $6,397 compared to $2,496 for the same period in 2009 represents net interest income and it is a reflection of the average amount of cash the Company has on hand during the quarter.

7)	Interest Expense and other income: The interest expense of $4.3 million represents the interest imputed on the gold loan (using the effective interest rate method) and loss on embedded derivative which is a change in the fair value of the gold loan and is a function of the change in the price of gold, the monthly repayments on the gold loan and the appreciation of the Canadian dollar against the US dollar. There was no gold loan in 2009.

8)	Net Income: For the three months period ended December 31, 2010, the Company reported net income of $7,537,351 or $0.06 per share ($0.05 on a diluted basis) compared to a loss of $1,793,238 or $(0.02) per share for the three months period ended December 31, 2009 During the third quarter, the Company recognized a future income tax expense of $4,709,278

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2010
Containing information as at March 1, 2011

Page 10

Nine Months Period Comparison

The Company recorded net income for the nine month period ended December 31, 2010 of $7.6 million or $0.06 per share ($0.05 on a diluted basis) compared with a net loss of $3.2 million or $ (0.03) per share for the comparable nine month period in 2009.

The major items for the nine months period ended December 31, 2010, compared to the nine months period ending December 31, 2009, were:

1)	Revenue: The Company sold 47,034 ounces of gold and 25,221 ounces of silver during the nine months period ended December 31, 2010 and recognized revenue of $62.6 million. During the nine months period, the Company realized an average gold price of US$1,291 per ounce and an average price for silver of US$22 per ounce compared to London Bullion Exchange average prices of US$1,263 per ounce and US21 per ounce for gold and silver, respectively, for the same period in 2009 during the preoperative stage, the Company produced and sold 1,773 ounces of gold and 670 ounces of silver.

2)	Cost of sales: For the nine months period ended December 31, 2010, costs of sales were $25.41 million or $7.93 per tonne placed on leach pads. This equates to a cost of goods sold of $540 (US$526) per ounce of gold sold. There was no gold production for the same comparable period in 2009. Direct mine operating costs per tonne of ore placed on leached pads was $12.48 per tonne for the nine month period.

3)	Depreciation and Amortization: Depreciation and amortization was $5.6 million. For the comparable period in 2009, the depreciation and amortization charge was only $47,025. This increase relates to the fact that the mine is now in commercial production and all Mine assets and other capitalized Mine related costs are being amortized.

4)	General and Administration: General and administration costs were $2.4 million compared to general and administration costs of $3.6 million for the nine months period ended December 31, 2009. These costs were in line with management’s expectations. The decrease was largely due to decreased financing activity.

5)	ARO: The asset retirement obligation increased to $93,277 for the nine months period ended December 31, 2010 from $24,478 for the same comparable period in 2009, with the increase being attributable to the Company increasing the estimate of its closure obligations by $1 million resulting from the commencement of commercial operations.

6)	Other income: Other income represents net interest income and it is a reflection of the average amount of cash the Company has on hand during the quarter.

7)	Interest Expense and other income: $11 million of interest expense charge largely represents the interest imputed on the gold loan (using the effective interest rate method) and loss on embedded derivative which is a change in the fair value of the gold loan and is a function of the change in the price of gold, the monthly repayments on the gold loan and the appreciation of the Canadian dollar against the US dollar. There was no gold loan in 2009.

8)	Net Income: For the nine months period ended December 31, 2010 the Company reported net income after tax of $7,623,020 or $0.06 per share ($0.05 on a diluted basis) compared to a loss of $3,159,567 or $(0.03) per share for the comparable nine months period in 2009. During this nine months period the Company recognized a future income tax expense of $8,919,330.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2010
Containing information as at March 1, 2011

Page 11

Liquidity

The management believes that the Company has sufficient liquidity to support our business operations in the next 12 months. We may elect to seek additional funding at any time. The future capital requirements will depend on many factors, including the rate of revenue growth and successful operation of the Mine. The management believes that the sources of liquidity beyond the next 12 months will be then current cash balances, and, provided it can establish a regular stream of cash flow from the Mine, this source of cash expected to finance ongoing exploration and potential development of the properties. With the Mine just achieving commercial operating status as of April 1, 2010, operations have not yet stabilized such that management can definitively conclude that the gold production and cost targets described in the Technical Report will be achieved, although mining and crushing rates and cash flows are meeting expectations. Management believes that the Mine operations will generate positive cash flow at gold prices above C$800 per ounce. However, if current gold prices were to decline significantly, there will be a negative impact on the economics of the Mine and our long term liquidity.

At the present time, raising money from the sale of common shares is not contemplated by management. It is expected that our outstanding warrants and stock options will be exercised in the future, which will provide additional working capital. Based on cash on hand and cash that expected to be generated from operations, the Company will have sufficient funds to finance all of its cash requirements over the next 12 months.

The Company had cash of $4.6 million at December 31, 2010 compared to $2.7 million at March 31, 2010. The Company had a working capital of $2.3 million at December 31, 2010 compared to working capital of $2 million at March 31, 2010. The movement of the gold loan to current liability affected the Company’s working capital position. The Company’s metal revenues in the nine-months period was $62.6 million with cash flows from operating activities totalled $27.9 million. The Company used $5.5 million on exploration of resource properties (see San Francisco Gold Mine section), $12 million on stripping costs, and $4.8 million on purchasing equipment. The Company received $6.6 million of proceeds on the exercise of 1,302,500 options and 9,352,680 warrants. Apart from funding normal operations a major use of cash which commenced in September 2010 is the monthly obligation to repay the gold loan. As of December 31, 2010, the Company has made four gold payments since the inception of the loan, totalling $9 million.

The Company’s accounts receivable increased to $10 million at December 31, 2010 (March 31, 2010: $2.7 mil). This increase is attributable to the $4.3 million increase in gold sales and offset with $0.6 million decrease in the tax receivable. At December 31, 2010, in-process gold inventory increased by $2.44 million to $4.94 million from $2.5 million for December 31, 2009. The inventory increase is a function of the increase in ore placed on leach pads.

At December 31, 2010, the Company’s accounts payable and accrued liabilities increased by $1.5 million to $5.9 million (March 31, 2010: $4.4 million) which are comprised of amounts related to operating expenses at the Mine due to Peal, Sandvik, Mintec and Explosivos Mexicanos.

During the January, 2011 to March 31, 2011 period, assuming adequate financing is available, the Company has tentatively planned exploration expenditures of $2.5 million and minimal capital expenditures outside of the expansion program, for plant and equipment are anticipated at the Mine.

Capital Resources and Financial Commitments

Mine operating facilities require on-going sustaining capital expenditures. During the first three quarters of fiscal 2011, which were the first three quarters of operations at the San Francisco Mine, the Company had capital expenditures for equipment of $4.8 million, which includes $3.4 million of spending on expanding the capacity of the leach pads at the mine. During the quarter ended June 30, 2010, $1.5 million of exploration and condemnation drilling at the San Francisco Mine was capitalized. In addition, during the quarter ended September 30, 2010, $1.6 million was spent on exploration at and around the San Francisco Mine. The objective of this work was both to follow-up on known areas of mineralization and to condemn land required for waste dumps. In November 2010, a significant increase in reserves and resource estimates for the San Francisco Mine was announced, which was the result of positive results from drilling program and was influenced by growing gold prices. During the quarter ended December 31, 2010 $1.0 million was spent on exploration and condemnation drilling.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2010
Containing information as at March 1, 2011

Page 12

The Company has the following option payments due within the next year on its properties. These are required to keep the option agreements in good standing:

  Cocula – US $1,050,000 on July 18, 2011;
  El Picacho –US $ 1,395,000 on December 11, 2011;
  Quila - US$150,000 due by November 23, 2011; and
  Onesimo, Zindy and San Fernando – US$100,000 is due on January 31, 2012

The Company must make payments equal to 1,667 ounces of gold multiplied by the then existing month end gold price to repay the gold loan. All payments due to date have been made. The last payment is due in August, 2011.

The Company agreed to purchase certain mine equipment, buildings and mining concessions from the vendor for US$4,025,000 ($4,004,265) including IVA. Originally, payment for the mine equipment and buildings was to be made at any time prior to March 11, 2010 amounting to US$2,300,000 ($2,288,151) including IVA. During the three months period ended December 31, 2010, an order was issued by Mexico Tax Administration Service (“SAT”) requiring the Company to directly pay amounts owed under the Arrangement to SAT through a process similar to a garnishment order. This was done to cover liabilities owed by the vendor to SAT. During February 2011, the order was overturned and the funds are no longer being held to satisfy the vendor’s obligations and thus the Company is liable to the vendor under the original terms of the Agreement. The Company has commenced the proceedings necessary to return the restricted funds held by an institutional bank and payment to the vendor is expected to be made when the restricted funds of $1.7 million are released by Scotiabank Inverlat S.A. to the Company

The Company has entered into a mining contract with Peal de Mexico, S.A. de C.V. (“Peal”). The contract is for 42 months, and is at a contracted price of US$1.59 per ton (plus IVA) as of September, 2010; this price had an increase of US$0.03 per ton to US$1.62 per ton due to inflation effect according to escalating formula in the contract.

Under the Peal contract, the Company is responsible for demobilization costs of US$900,000 (plus IVA) payable one month prior to the end of the mining contract. These obligations have been recorded at an annualized discount rate of 6.775%, reflecting the implied interest rate, and calculated according to the formula stipulated in the contract. This obligation is recorded at $1,068,659 (March 31, 2010 - $1,035,590)

Under Mexican regulations, the Company may be obligated to remit taxes to the government on payments made for the acquisition of mineral claims in the event that the recipients of such payments fail to make the required tax remittances relating to those payments. The outcome of this matter is not determinable. The maximum potential remittance is approximately $477,649; however, the Company believes it has substantive defences against any claims.

The Company has no material commitments other than those disclosed above.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2010
Containing information as at March 1, 2011

Page 13

Asset Retirement Obligations

During the year ended March 31, 2010, the Company reassessed its asset retirement obligation estimate based on an independent technical report and to reflect the additional liability incurred with the commencement of mining operations. The total undiscounted amount of estimated cash flows required to settle the retirement obligations of the San Francisco Property is US$1,041,244 (2009: US$1,057,487), which has been discounted using a credit-adjusted interest rate of 6.674% . All asset retirement obligations are not expected to be paid for several years in the future and are intended to be funded from cash balances at the time of the mine closure.

Long Term Debt

On January 22, 2010, the Company issued $15 million in principal amount of gold-linked notes (the “Gold Loan”) to Sprott Asset Management LP. Included with the notes was an aggregate of 3 million share purchase warrants allowing the holder to acquire common shares of the Company at a price of $0.80 for up to 24 months. (The warrants were valued at $1,830,000.) The proceeds received have been recorded separately for the warrants and for the resulting debt and at issuance, the debt has been recorded at US$13,361,213 ($14,137,500).

The Gold Loan is to be repaid in 12 monthly instalments commencing in September 2010. Each monthly payment will be the USD cash equivalent of 1,667 ounces of gold. In addition, the Company has guaranteed the holders of the Gold Loan to receive a minimum payment over the term of the loan of US$18,375,000 ($19,442,588). The loan is secured by among other things, a first charge on the assets of MdN. After evaluating the expected payments to be made, and after considering the separate recognition of the warrants referred to above, the debt is recorded at a discount to its face value.

As a result of the indexation of the principal repayments to the movement in the price of gold, the Company has determined that the Gold Loan contains a derivative which is embedded in the USD denominated debt instrument (the “Embedded Derivative”). This derivative is the equivalent of a series of 12 USD/Gold forward contracts which mature on each of the principal dates. As a result, the value of the loan is revalued each period to recognize the change in value of the derivative with changes in the value being recorded as interest expense. In addition, the debt discount is amortized using the effective interest method to each of the scheduled principal payment dates.

For the nine months ended December 31, 2010, total interest expense recorded on the debt was $10,985,280 including $6,129,198 ($1,838,813 for the three months ended December 31, 2010) related to the recognition of the fair value of the Embedded Derivative.

Transactions with Related Parties

During the period ended December 31, 2010, the Company entered into the following transactions with related parties:

a)	The Company incurred $232,214 ($90,910 –three month period ended December 31, 2010, 2009 - $106,670) of geological and consulting fees to directors and officers of the Company for the nine month period ended December 31, 2010. As of December 31, 2010, $6,100 (March 31, 2010 - $3,469) was advanced to these directors and officers.

b)	In the nine months ended December 31, 2009, the Company paid $48,600 ($16,200–three month period ended December 31, 2010, 2009 - $55,200) as consulting fees to its Chief Financial Officer.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2010
Containing information as at March 1, 2011

Page 14

c)	The Company incurred $Nil (2009 - $60,345) for rent and administrative expenses on behalf of a company that formerly had directors in common for the nine months ended December 31, 2010. As of December 31, 2009 the company was no longer a related party. As of March 31, 2010 - $92,656 was due from this company, for the nine months ended December 31, 2010 $79,200 is due.

The transactions with related parties were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the parties.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Critical Accounting Estimates and Changes in Accounting Policies

The reader is referred to the audited consolidated financial statements dated March 31, 2010 and 2009 for a discussion of these items.

New Accounting Pronouncements

The CICA has issued new standards which may affect the financial disclosures and results of operations of the Company. The Company will adopt the requirements on the date specified in each respective section and is considering the impact this will have on the consolidated financial statements.

Business Combinations, Consolidated Financial Statements and Non-controlling Interests

In January 2009, the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Sections 1582, Business Combinations ("Section 1582"), 1601, Consolidated Financial Statements ("Section 1601") and 1602, Non-controlling Interests ("Section 1602") which replace CICA Handbook Sections 1581, Business Combinations ("Section 1581") and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards ("IFRS"). Sections 1601 and 1602 establish standards for the preparation of consolidated financial statements and the accounting for non-controlling interests in financial statements that are equivalent to the standards under !FRS. Section 1582 is required for the Company's. business combinations with acquisition dates on or after April 1, 2011. Sections 1601 and 1602 are required for the Company's interim and annual consolidated financial statements for its fiscal year beginning April 1, 2011. Earlier adoption of these sections is permitted, which requires that all three sections be adopted at the same time.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2010
Containing information as at March 1, 2011

Page 15

Under Section 1582, business combinations are accounted for under the "acquisition method", compared to the "purchase method" previously required by Section 1581. The significant changes that result from applying the acquisition method of Section 1582 include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions are accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates are recorded as income tax expense or recovery, whereas under Section 1581, certain changes in income tax estimates were recorded to goodwill; (iv) acquisition related costs, other than costs to issue debt or equity securities, of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred, whereas under Section 1581, these costs were capitalized as part of the cost of the business combination; (v) the assets acquired and liabilities assumed are recorded at 100% of fair value even if less than 100% is obtained, whereas under Section 1581, only the controlling interest's portion was recorded at fair value; and (vi) non-controlling interests are recorded at their proportionate share of fair value of identifiable net assets acquired, whereas under Section 1581, non-controlling interests were recorded at their share of carrying value of net assets acquired.

Under Section 1602, non-controlling interests are measured at 100% of the fair value of identifiable net assets acquired. For presentation and disclosure purposes, non-controlling interests are classified as a separate component of equity. In addition, Section 1602 changes the manner in which increases and decreases in ownership percentages are accounted for. Changes in ownership percentages are recorded as equity transactions and no gain or loss is recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Under Section 1602, accumulated losses attributable to noncontrolling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying amount.

Financial Instruments and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable, the gold loan and the vendor loan, some of which are denominated in US dollars and Mexican pesos. Amounts denominated in non-Canadian dollars are translated into Canadian dollars at the rates applicable to the period end date. The Company has financial gains or losses as a result of foreign exchange movements against the Canadian dollar. The Company manages its foreign exchange risk by adjusting balances in currencies other than the Canadian dollar from time to time. The Company has certain commitments to acquire assets in foreign currencies, settlement of the gold loan is denominated in US dollars and it incurs the majority of its exploration and operating costs in foreign currencies, either the US dollar or Mexican peso. Significant expenditures in the operation of the Mine were and continue to be denominated in these foreign currencies. The Company may acquire foreign currencies to fix such costs in Canadian funds, if management considers it advantageous.

The carrying value of financial instruments, which include cash, accounts receivable, prepaid expenses, accounts payable, the vendor loan, and accrued liabilities and advances to related parties approximate fair value because of the short-term maturity of those instruments. The gold loan is classified as Other Liabilities and it is amortized using the effective interest rate method with its embedded derivative fair valued at each reporting period. It is management’s opinion that the Company may be exposed to significant commodity and currency risks arising from some of these financial instruments.

International Financial Reporting Standards

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the mandatory changeover to International Financial Reporting Standards (“IFRS”) for Canadian profit-oriented publicly accountable entities (“PAE’s”) such as the Company.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2010
Containing information as at March 1, 2011

Page 16

The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after January 1, 2011. The Company’s first audited annual financial statements will be for the year ending March 31, 2012, with comparative financial information for the year ended March 31, 2011. This also means that all the opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the April 1, 2010 opening balance sheet which will be issued as part of the comparative financial information in the June 30, 2011 unaudited interim financial statements.

The Company will adopt these requirements as set out by the AcSB and other regulatory bodies. At this time, the impact of adopting IFRS cannot be reasonably quantified. The conversion to IFRS is expected to impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency activities, certain contractual arrangements, capital requirements and compensation arrangements. The Company continues to evaluate the impact of IFRS, with the assistance of its auditors, on the Company and is in the process of developing a plan for the conversion to IFRS. If the Company decides not to early adopt the standards, the actual conversion work will occur in this fiscal year, in anticipation of the preparation of the April 1, 2010 balance sheet that will be required for comparative purposes for all periods ending in 2011.

The Company has been assessing some of the optional exemptions as part of the transition process to IFRS. The following preliminary elections have been made so far under IFRS, and may change prior to the formal adoption of IFRS:

  the Company will not restate business combinations prior to the adoption of IFRS;
  the Company will continue to capitalize exploration costs on a project-by-project basis even prior to mineral reserves being established; and
  The Company may elect to recognize any cumulative translation differences of its foreign subsidiaries into opening retained earnings.

The Company has also identified other areas relating to IFRS that could materially affect the Company:

  Foreign currency: The adoption of IFRS will involve the identification of a functional currency for each legal entity. IFRS does not have concept of group functional currency, as such the Company will need to make an assessment of all its subsidiaries. The Company is also considering switching its reporting currency should this prove to be advantageous.
  Income taxes: Although there are many areas where GAAP is similar to IFRS, there are differences such as the differentiation between deferred tax assets and deferred tax liabilities; and whether deferred tax is to be charged to the income statement, equity or goodwill.

At present the Company does not believe that it has any contracts, debt covenants, capital requirements or compensation requirements that may be affected by changes to financial reporting because of IFRS.

Management will be taking professional development courses relating to IFRS conversion, and it is comfortable that its accounting services company will also be adequately prepared for the conversion.

Risk Factors and Uncertainties

The Company is subject to various financial and operating risks that could have a significant impact on its profitability, levels of cash flow, and could cause its future business, operations, and financial condition to differ materially from the forward looking information contained in this MD&A or that described in the Forward-Looking Statement section in this MD&A. For a more comprehensive discussion of the risks faced by the Company, please refer to the Company’s MD&A for the year ended March 31, 2010 and its Annual Information Form filed at www.sedar.com and its Form F-1 Registration Statement filed at www.sec.gov.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2010
Containing information as at March 1, 2011

Page 17

Disclosure Controls and Procedures

As required by Multilateral Instrument 52-109, management is responsible for the design, establishment and maintenance of disclosure controls and procedures over the public disclosure of financial and non-financial information regarding the Company, and internal control over financial reporting to provide reasonable assurance regarding the integrity of the Company’s financial information and reliability of its financial reporting. Management maintains appropriate information systems, procedures and controls to ensure integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

The Company’s management designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiary, is made known to them on a timely basis; and designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting. The Company’s management believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Management believes appropriate segregation of duties within the finance department have been maintained. Where segregation of duty deficiencies may exist, the Company relies on certain compensating and detection controls, including dual signatories on all cheque disbursements, review and approvals of all bank reconciliations by persons other than the preparer, and quarterly and annual review of financial statements, and other information by the Audit Committee. The Company’s day-to-day accounting in the Vancouver office and initial preparation of the financial statements is outsourced to independent accountants.

Management believes the Company’s disclosure controls and procedures are generally effective in providing reasonable assurance that the material information relating to the Company was made known to them on a timely basis and was processed and disclosed within the appropriate reports and time periods.

Disclosure of Outstanding Share information as at the date of this report is as follows:

Common shares	136,926,694

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2010
Containing information as at March 1, 2011

Page 18

Details of the options outstanding and vested are as follows:

Designation of Securities under Option	No. of Securities to be Acquired Upon Exercise	Exercise Price per Share	Expiry Date
Common Shares	800,000	$0.35	July 25, 2011
Common Shares	1,325,000	$0.70	May 11, 2012
Common Shares	100,000	$0.50	July 18, 2012
Common Shares	1,225,000	$0.75	November 27, 2012
Common Shares	2,187,500	$1.00	November 13, 2014
Common Shares	275,000	$1.00	November 27, 2014

Details of the warrants outstanding are as follows:

	No. of Warrants	Exercise Price per Warrant	Expiry Date
Warrants	2,000,000	$0.80	January 26, 2012